UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2020

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

EXHIBITS

Exhibit Number

1	Interim report for the six months ended June 30, 2020.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on the Company, its suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and the Company’s operations and financial performance;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 31, 2020

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Yes!

$5G^n$

讓未來生長

China unicom中国联通

中國聯合網絡通信（香港）股份有限公司
CHINA UNICOM (HONG KONG) LIMITED

HKEx : 762 | NYSE : CHU

中期報告 INTERIM REPORT 2020

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

CHAIRMAN’S STATEMENT

DEAR SHAREHOLDERS,

In the first half of 2020, facing the abrupt outbreak of COVID-19, the Company proactively responded to the challenges and took precise measures to prevent and control the pandemic. Through pushing forward the comprehensive digital transformation and innovating communications service offerings, the Company turned adversity into opportunities. Meanwhile, the Company continued to deepen the execution of the strategy of focus, innovation and cooperation, building on China Unicom’s “Five New” establishment to advance the depth of mixed-ownership reform, consistently improving business development. With its significant efforts in enhancing quality and efficiency, the Company marked a solid step towards high-quality development.

OVERALL RESULTS

In the first half of 2020, the Company registered an industry-leading growth momentum with service revenue amounted to RMB138.3 billion, representing an increase of 4.0% year-on-year, outperforming the industry average of 3.2%. The further optimised cost efficiency led to strengthened profitability. Profit before income tax amounted to RMB9.7 billion while profit attributable to equity shareholders of the Company amounted to RMB7.6 billion, representing a year-on-year increase of 10.1%. EBITDA1 amounted to RMB49.5 billion.

The Company persisted in open cooperation and remained focused, successfully achieving the “co-build and co-share” of 5G network to achieve resources savings and win-win cooperation. In the first half of the year, with effective control, the capital expenditure amounted to RMB25.8 billion. Free cash flow2 remained strong, reaching RMB22.0 billion. The Company’s financial position was further strengthened and increasingly solidified.

Taking into account the Company’s profitability, debt obligations and cash flow level, capital requirements for future development, etc., the Board of Directors decided not to pay an interim dividend for the current year. The Board will submit a proposal in relation to final dividend payment based on the overall results for the year for consideration at the shareholders’ general meeting.

BUSINESS DEVELOPMENT

In the first half of 2020, taking advantage of the continued improvement in the industry dynamics, the Company pushed forward the comprehensive digital transformation intensively and strengthened the differentiated and internet-oriented operation. Efforts in improving quality and enhancing efficiency of fundamental businesses started to bear fruits, while breakthroughs were achieved in innovative businesses transformation. The overall operating conditions showed a firmly positive momentum with continuous improvement in quality development.

Ongoing adjustments in mobile development priority saw initial success in value enhancement

In face of new challenges in the industry development and led by value-oriented operation, the Company had proactively adjusted the development priority of mobile business since the second half of last year. Adhered to self-discipline on rational and orderly competition, customer acquisition cost was rigorously controlled, while the subscriber quality was improved. Leveraging content, privileges and financial tools to enhance product value, the Company vigorously promoted the penetration of pan-integration services. By sub-dividing the market and leveraging Big Data analytics, the Company was able to carry out precise marketing as well as existing customers’ retention. Leveraging the centralised IT system of the entire network, it promoted the synergetic operation of online-offline omni-channels to improve marketing efficiency. The Company stepped up 5G customer acquisition in a paced and targeted manner, introducing consumption upgrade through 5G innovative applications.

Benefiting from the active and effective adjustment of the mobile business priority, the Company’s mobile business development quality gradually improved, exemplified by the sequential rebound of both mobile billing subscriber ARPU and mobile service revenue in the second quarter as well as the year over year rebound in June and July this year. In the first half of the year, the Company’s mobile service revenue recorded a decrease of 2.8% year-on-year, with the rate of decline significantly narrowed as compared with that for the full year of 2019. Mobile billing subscribers reached a total of 310 million and mobile billing subscribers ARPU increased by 0.2% year-on-year. Mobile data traffic volume grew by 23% while the monthly average DOU per handset subscriber reached approximately 9.4 GB. The selling and marketing expenses decreased significantly, especially the customer acquisition cost, which fueled the continuous improvement of the Company’s profitability.

Leveraging the unique edges to introduce an encouraging kick-off of 5G

In the first half of the year, the Company orderly promoted 5G business development. Facing the consumer market, the Company was committed to user experience and value enhancement. It promoted 5G package services in a paced and targeted manner to align with the progress of 5G network construction and handset supply. The Company built open platforms for 5G capability integration and introduced featured services such as HD/4K/8K video, AR/VR and cloud games. The Company deeply pushed forward industry cooperation and created a 5G pan-smart terminal ecosystem integrating “terminal + content + application”, empowering the consumer Internet market development. Focusing on 5G touchpoints on channels, the Company implemented the O2O integration and performed multi- dimensional, scenario-based precise marketing. Currently, 5G subscriber is growing steadily as planned. Facing the government and enterprise market, the Company focused on areas such as industrial Internet, smart city, healthcare and others, establishing a number of 5G lighthouse projects and successfully commercialising 5G applications. The Company accelerated the incubation of industry products and drove the solid development of “China Unicom 5G Application Innovation Alliance”, actively promoting the construction of the eco- system and the prosperity of the industry to foster the innovative growth in the future.

In the second half of the year, as 5G network, terminals, and applications gain maturity, the Company will further deepen open cooperation, strengthen value-oriented operation while actively employing China Unicom’s 5Gn unique edges to continuously enhance mobile business value under the lead of 5G.

Achieved rapid growth in broadband with focus on household market

In the first half of the year, the pandemic prompted a rising demand of broadband network deployment and speed upgrade. The Company adhered to rational and disciplined competition. It actively leveraged the comprehensive advantages of high speed, rich content and top-notch service to roll out the 3 “gigabit integrated products” (gigabit 5G, gigabit broadband and gigabit Wi-Fi) in the incumbent regions in Northern China and key cities in Southern China. The Company was dedicated to raising network utilisation and deeply pushed forward broadband cooperation in Southern China. While focusing on the household Internet market, the Company advanced the promotion of smart home products to drive the growth in broadband access and other businesses. To achieve precise and rapid response to the market demand, the Company focused on creating new edges such as integrated operation of marketing, maintenance and service, synergised operation of business and network.

In the first half of the year, the Company’s fixed-line broadband access revenue amounted to RMB21.9 billion, representing an increase of 5.9% year-on-year. Fixed-line broadband subscribers registered a net addition of 2.40 million, reaching a total of 85.88 million subscribers. The penetration rate of the integrated service among fixed-line broadband subscribers reached 60%, representing a year-on-year increase of 5 percentage points.

Rapid fixed-line business growth re-ignited and fueled by the acceleration and upgrade of innovative transformation

In the first half of the year, the “New Infrastructure” policy and the pandemic further boosted demand for digitisation, cyberisation and intelligent transformation of the economy and society. The Company seized the opportunity, especially by focusing on key areas such as smart city, digital government, smart healthcare and industrial Internet, to proactively create leading edges. By strengthening the proprietary capabilities and focusing on platform-based capabilities, product standardisation, research and development centralisation, and proprietary delivery capabilities, the Company accelerated the development of proprietary capabilities and promotion of proprietary products, enabling the digital transformation of government and enterprise customers. With “cloud + network + smart application” in place to push forward the integrated development of the innovative business and fundamental business, operational value was enhanced. Meanwhile, the Company deepened the system and mechanism reform of the government and enterprise business group to stimulate vitality and facilitate high-quality development.

In the first half of the year, the Company’s revenue from industry Internet business increased by 36% year-on-year to RMB22.7 billion, as a percentage of the overall service revenue increased to 16%. Among which, revenue from ICT business grew 39% year-on-year to RMB7.5 billion, while IDC and cloud computing revenue reached RMB12.1 billion with a year-on-year increase of 29%. Revenue from the Internet of Things (IoT) and Big Data services reached RMB2.2 billion and RMB0.9 billion respectively, representing a year-on-year growth of 55% and 67% respectively. Driven by the sound growth of innovative business and fixed-line broadband business, the Company’s fixed-line service revenue reached RMB60.6 billion, up by 14% year-on-year. In the future, the Company will actively leverage its resource advantages and deepen the promotion of industry cooperation, accelerating the cultivation of 5G+ vertical industry applications and the integrated innovative development and striving to achieve faster growth in the new era of digital transformation.

NETWORK CONSTRUCTION

“Co-build and co-share” of 5G network progressed successfully and effectively enhanced edges and return

In the first half of 2020, the Company maintained focused deployment while closely collaborating with China Telecom to advance “co-build co-share” of 5G network. It successfully doubled the 5G network deployment pace and capability, achieving 5G network scale, coverage, and quality as comparable with the leading operator. In the first half of the year, China Unicom and China Telecom together added approximately 150,000 5G base stations. Currently, the Company deployed a total of approximately 210,000 5G base stations in service, of which China Unicom built more than 100,000 base stations, providing contiguous coverage in more than 50 major cities. It successfully upgraded 4G base stations to 5G base stations at 2.1GHz frequency band by software in certain provinces. Meanwhile, the Company has expanded the “co-build co-share” with China Telecom in 4G and other areas, in order to further improve resource utilisation efficiency.

Fostering network quality by deploying network with craftsmanship

Centering on customer perception, the Company strived to improve network quality and its support capabilities. In terms of mobile network, the Company strengthened the “co-build co-share” initiative and 4G/5G network synergy, further improved LTE 900MHz coverage, and promoted 2G/3G network simplification by regions to lower network operating costs and facilitate spectrum refarming. For fixed-line broadband network, the Company promoted network evolution with a focus on gigabit access deployment and carried out specialised optimisation for key services such as video and gaming to enhance network competitiveness. To build a new integrated ecosystem of cloud and network, the Company accelerated the adoption of SDN, NFV, cloudification and intelligent network. It promoted the research and development of 5G dedicated network products, supporting the efficient development of the government and enterprise business. In the first half of the year, the Company saw a continuous improvement in the network quality and customer perception in the focused regions. The real-time satisfaction rate for mobile network and fixed-line broadband continued to increase and the Company continued to achieve industry-best network latency performance.

MIXED-OWNERSHIP REFORM

Deepening strategic cooperation with the strong alliance

In the first half of the year, the Company consolidated the edges of its strategic partners and continued to carry out in-depth cooperation in key areas such as 5G, cloud computing, Big Data, IoT, artificial intelligence (AI) and network security, which continuously enhanced the momentum of innovative development. Yunjing Culture and Tourism Technology Co., Ltd, a joint venture with Tencent, focusing on technology, culture and tourism, established product portfolio with various customised industry products/modules and won projects in a number of provinces nationwide. Smart Steps, integrating JD’s capability and resources, focused on “population+” and connection of “people-things-enterprises”, which has become the nation’s No. 1 service provider in demographic Big Data in planning and statistics. Yunlizhihui, a joint venture with Alibaba, focused on the Internet market of industries such as governmental affairs, ecological and environmental protection, while constantly upgrading various smart products such as Smart Rivers and Lakes, Urban Brain, etc. The Company established a 5G joint laboratory with Baidu, focusing on 5G, IoV, and AI, and explored the commercialisation of 5G edge computing in specific scenarios. The Company also established a digital insurance joint laboratory with China Life to cooperate and explore new opportunities in digital insurance.

“Deep dive” in mixed-ownership reform with system and mechanism reform to stimulate intrinsic vibrancy

Focusing on the comprehensive digital transformation, the Company promoted operational reform expansion and quality enhancement. It carried out reform in the areas of marketing, network, government and enterprise service by re-engineering a new and customer-oriented operating structure and process system. The Company strengthened the introduction of high-end talents and promoted the transformation of talent structure towards IT (Information Technology)/DT (Data Technology). The Company continued to deepen the reform of sub-division of performing units, optimised and reconstructed the production end units to stimulate the vitality of micro entities comprehensively. As the mixed-ownership reform in subordinate companies was smoothly pushed forward, the Company’s Yunnan branch, which implemented the socialised cooperative operation reform, saw significant enhancement in business development and efficiency, as well as expansion in network coverage. New steps were taken in the socialised cooperative operation reform of seven city branches in Guangxi Province. In the future, the Company will implement precise policies to promote reform, so as to further unlock the intrinsic vibrancy of the Company.

SOCIAL RESPONSIBILITY AND CORPORATE GOVERNANCE

The Company is committed to integrating its own development with social responsibilities, enabling the harmonised unification of corporate interests and social goals. In the first half of the year, the Company actively deployed digital capabilities in the pandemic prevention and control as well as the flooding prevention and relief, sparing no efforts to assure secure and effective communications. Leveraging the new technologies such as Big Data, AI and 5G, the Company empowered enterprises to implement precise pandemic prevention and control and smoothly resume production. The Company supported online office and education, assisting students in the pandemic regions and poverty-stricken areas impacted by classes suspension without learning suspension. The Company cared for employees by dynamically deploying pandemic prevention and control measures, providing necessary protective materials. It promoted scientific knowledge for pandemic prevention to protect the health and safety of the staff.

The Company continued to excel its corporate governance mechanism, enhance execution, and strengthen risk management and internal control, in a bid to providing solid support for the sustainable and healthy development of the Company. So far this year, the Company has attained a number of accolades, including being awarded “Asia’ Best Corporate Governance Company” by FinanceAsia and voted “Asia’s No. 1 Most Honored Telecom Company” by Institutional Investor for the fifth consecutive year and ranked 286th in “The Forbes Global 2000”.

OUTLOOK

At present, the accelerated development of new technologies represented by 5G and AI, as well as the continuous extension of cyber and digital boundaries, have opened up unparalleled imagination for people. The huge demand for intelligent and digital transformation in various industries will bring enormous potential for corporate development. At the same time, changes in the international and domestic macro environment, industry competition and the internal replacement of old drivers with new ones have brought unprecedented new challenges to the Company. Facing a more complicated internal and external environment, the Company will stay true to our original aspiration and firmly implement the strategy of focus, innovation and cooperation, while striving to become a creator of smart living trusted by customers, so as to seize the new opportunities of digital transformation and achieve continuous enhancement of corporate value.

Looking forward to the second half of the year, the Company will continue to deepen the strategy of focus, innovation and cooperation. It will assure stable development of the fundamental businesses, strengthen the core capabilities of government and enterprise business, and enhance the momentum of innovative business, thereby ensuring the steady growth of the Company. The Company will seize the historical opportunity of the unique group-level mixed-ownership reform to introduce new efficiency, new vitality and new edges, unlocking the maximum benefits from the reform. It will capitalise on the differentiated advantages to promote transformation and enhance capabilities in business, channel, network, IT support, and resources allocation, while focusing on practical matters, solid efforts and actual effects. The Company will leverage comprehensive digitalisation to promote the modernisation of governance and strive to achieve the high-quality and healthy development of China Unicom.

Lastly, on behalf of the Board of Directors, I would like to express our sincere gratitude to all shareholders, customers and fellows across society for their support to the Company and to all employees for their continuous dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 12 August 2020

Note 1:	EBITDA represents profit for the period before finance costs, interest income, share of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.
Note 2:	Free cash flow represents operating cash flow less capital expenditure. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

FINANCIAL OVERVIEW

I.	OVERVIEW

In the first half of 2020, the Company continuously deepened the implementation of “Focus Strategy”, total revenue was RMB150.40 billion, up by 3.8% year-on-year. Service revenue was RMB138.33 billion in the first half of 2020, up by 4.0% year-on-year. Net profit1 was RMB7.57 billion in the first half of 2020, up by RMB0.69 billion year-on-year.

In the first half of 2020, the Company’s net cash flow from operating activities was RMB47.75 billion. Capital expenditure was RMB25.77 billion in the first half of 2020. Liabilities-to-assets ratio was 43.2% as at 30 June 2020.

II.	REVENUE

In the first half of 2020, the Company’s revenue was RMB150.40 billion, up by 3.8% year-on-year, of which, service revenue was RMB138.33 billion, up by 4.0% year-on-year due to continuous optimisation of the revenue mix.

The table below sets forth the composition of service revenue, and the percentage contribution of each service to total service revenue for the first half of 2020 and 2019:

	First half of 2020		First half of 2019
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	138.33	100.00%	132.96	100.00%
Include: Voice service	17.25	12.47%	20.41	15.35%
Non-voice service	121.08	87.53%	112.55	84.65%

1.	Voice service

In the first half of 2020, service revenue from the voice service was RMB17.25 billion, down by 15.5% year-on-year.

2.	Non-voice service

In the first half of 2020, service revenue from the non-voice service was RMB121.08 billion, up by 7.6% year-on-year.

III.	COSTS AND EXPENSES

In the first half of 2020, total costs and expenses were RMB140.66 billion, up by 3.3% year-on-year.

The table below sets forth the items of the costs and expenses and their respective percentage of the revenue for the first half of 2020 and 2019:

	First half of 2020		First half of 2019
(RMB in billions)	Total amount	As a percentage of revenue	Total amount	As a percentage of revenue
Total costs and expenses	140.66	93.53%	136.21	93.97%
Operating costs	142.25	94.59%	137.24	94.68%
Include: Interconnection charges	5.09	3.39%	5.78	3.99%
Depreciation and amortisation	41.31	27.47%	41.79	28.83%
Network, operation and support expenses	22.22	14.77%	20.80	14.35%
Employee benefit expenses	27.50	18.29%	25.19	17.38%
Costs of telecommunications products sold	11.60	7.71%	12.39	8.55%
Selling and marketing expenses	14.88	9.89%	17.46	12.04%
General, administrative and other operating expenses	19.65	13.07%	13.83	9.54%
Finance costs, net of interest income	0.18	0.12%	0.53	0.37%
Share of net profit of associates	–0.73	–0.49%	–0.69	–0.48%
Share of net profit of joint ventures	–0.26	–0.17%	–0.33	–0.23%
Other income-net	–0.78	–0.52%	–0.54	–0.37%

1.	Interconnection charges

The Company was affected by the decline in voice service, the interconnection charges were RMB5.09 billion in the first half of 2020, down by 11.9% year-on-year and, as a percentage of revenue, decreased from 3.99% in the first half of 2019 to 3.39% in the first half of 2020.

2.	Depreciation and amortisation

Depreciation and amortisation charges were RMB41.31 billion in the first half of 2020, down by 1.1% year-on-year and, as a percentage of revenue, decreased from 28.83% in the first half of 2019 to 27.47% in the first half of 2020.

3.	Network, operation and support expenses

Network, operation and support expenses were RMB22.22 billion in the first half of 2020, up by 6.8% year-on-year and, as a percentage of revenue, increased from 14.35% in the first half of 2019 to 14.77% in the first half of 2020 due to the increase in the rental expenses of telecommunications electricity cables.

4.	Employee benefit expenses

As a result of the improved operating results and increased the introduction of talent pipeline in the meantime, employee benefit expenses were RMB27.50 billion in the first half of 2020, up by 9.2% year-on-year and, as a percentage of revenue, increased from 17.38% in the first half of 2019 to 18.29% in the first half of 2020.

5.	Costs of telecommunications products sold

Costs of telecommunications products sold were RMB11.60 billion and revenue from sales of telecommunications products were RMB12.06 billion in the first half of 2020. Gross profit on sales of telecommunications products was RMB0.46 billion, improved by RMB0.85 billion year-on-year.

6.	Selling and marketing expenses

The Company promoted transformation on digitisation, strengthened O2O integrated operation and exercised stringent control over user acquisition costs. Selling and marketing expenses were RMB14.88 billion in the first half of 2020, down by 14.8% year-on-year and, as a percentage of revenue, decreased from 12.04% in the first half of 2019 to 9.89% in the first half of 2020.

7.	General, administrative and other operating expenses

General, administrative and other operating expenses were RMB19.65 billion in the first half of 2020, up by 42.1% year-on- year, mainly due to the rapid growth of ICT services leading to increased related service costs and increased investment in technical support for innovative businesses.

8.	Finance costs, net of interest income

Finance costs, net of interest income, was RMB0.18 billion in the first half of 2020, down by RMB0.36 billion year-on-year.

9.	Other income-net

Other income-net was RMB0.78 billion in the first half of 2020, up by RMB0.24 billion year-on-year.

IV.	EARNINGS

1.	Profit before income tax

In the first half of 2020, the Company benefited from continuous enhancement in growth quality and profitability, profit before income tax was RMB9.74 billion, up by 11.40% year-on-year.

IV.	EARNINGS (Continued)
2.	Income tax

In the first half of 2020, the Company’s income tax was RMB2.14 billion and the effective tax rate was 22.0%.

3.	Profit for the period

In the first half of 2020, the Company’s net profit1 was RMB7.57 billion, up by RMB0.69 billion year-on-year. Basic earnings per share was RMB0.247, up by 10.1% year-on-year.

V.	EBITDA[2]

In the first half of 2020, the Company’s EBITDA was RMB49.45 billion, down by 0.1% year-on-year. EBITDA as a percentage of service revenue was 35.7%, down by 1.5 percentage points year-on-year.

VI.	CAPITAL EXPENDITURE AND CASH FLOW

In the first half of 2020, capital expenditure of the Company totalled RMB25.77 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network etc. In the first half of 2020, the Company’s net cash flow from operating activities was RMB47.75 billion. Free cash flow3 was RMB21.98 billion after the deduction of the capital expenditure.

The table below sets forth the major items of the capital expenditure in the first half of 2020:

	First half of 2020
(RMB in billions)	Total amount	As percentage
Total	25.77	100.00%
Include: Mobile network	15.76	61.14%
Broadband and data	3.85	14.95%
Infrastructure and transmission network	4.29	16.65%
Others	1.87	7.26%

VII.	BALANCE SHEET

The Company’s total assets changed from RMB562.50 billion as at 31 December 2019 to RMB568.73 billion as at 30 June 2020. Total liabilities changed from RMB241.74 billion as at 31 December 2019 to RMB245.58 billion as at 30 June 2020. The liabilities-to- assets ratio changed from 43.0% as at 31 December 2019 to 43.2% as at 30 June 2020. The debt-to-capitalisation ratio decreased from 15.2% as at 31 December 2019 to 13.7% as at 30 June 2020. The net debt-to-capitalisation ratio was 6.6% as at 30 June 2020.

Note 1:	Net profit represented profit attribute to equity shareholders of the Company.
Note 2:	EBITDA represents profit for the period before finance costs, interest income, share of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.
Note 3:	Free cash flow represents operating cash flow less capital expenditure. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Six months ended 30 June
	Note	2020	2019
Revenue	5	150,397	144,954
Interconnection charges		(5,094)	(5,779)
Depreciation and amortisation		(41,312)	(41,791)
Network, operation and support expenses	6	(22,220)	(20,800)
Employee benefit expenses	7	(27,503)	(25,192)
Costs of telecommunications products sold	8	(11,603)	(12,391)
Other operating expenses	9	(34,525)	(31,284)
Finance costs	10	(859)	(1,180)
Interest income		682	645
Share of net profit of associates		732	689
Share of net profit of joint ventures		257	326
Other income — net	11	784	543

Profit before income tax		9,736	8,740
Income tax expenses	12	(2,138)	(1,849)

Profit for the period		7,598	6,891

Profit attributable to:
Equity shareholders of the Company		7,569	6,877

Non-controlling interests		29	14

Earnings per share for profit attributable to equity shareholders of the Company during the period:
Basic earnings per share (RMB)	13	0.25	0.22

Diluted earnings per share (RMB)	13	0.25	0.22

The notes on pages 18 to 44 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in RMB millions)

	Six months ended 30 June
	2020	2019
Profit for the period	7,598	6,891

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income (non-recycling)	(967)	(65)
Tax effect on changes in fair value of financial assets through other comprehensive income (non-recycling)	2	(1)

Changes in fair value of financial assets through other comprehensive income, net of tax (non-recycling)	(965)	(66)
Others	(13)	(1)

	(978)	(67)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	68	17

Other comprehensive income for the period, net of tax	(910)	(50)

Total comprehensive income for the period	6,688	6,841

Total comprehensive income attributable to:
Equity shareholders of the Company	6,659	6,827

Non-controlling interests	29	14

The notes on pages 18 to 44 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2020

(All amounts in RMB millions)

		30 June	31 December
	Note	2020	2019
ASSETS
Non-current assets
Property, plant and equipment	14	357,713	367,401
Right-of-use assets	15	40,695	43,073
Goodwill		2,771	2,771
Interest in associates		36,624	36,445
Interest in joint ventures		5,093	4,771
Deferred income tax assets	12	1,436	1,226
Contract assets		266	595
Contract costs		4,035	4,923
Financial assets measured at fair value	16	3,071	3,891
Other assets	18	13,519	13,808

		465,223	478,904

Current assets
Inventories and consumables	19	2,765	2,359
Contract assets		969	1,308
Accounts receivable	20	25,381	17,233
Prepayments and other current assets	21	13,760	12,456
Amounts due from ultimate holding company	35	10,515	7,688
Amounts due from related parties	35	242	240
Amounts due from domestic carriers		4,019	3,448
Financial assets measured at fair value	16	2,916	202
Short-term bank deposits, restricted deposits and other financial assets measured at amortised costs	17	16,585	3,716
Cash and cash equivalents	22	26,359	34,945

		103,511	83,595

Total assets		568,734	562,499

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	23	254,056	254,056
Reserves		(19,499)	(18,803)
Retained profits
— Proposed 2019 final dividend	24	—	4,529
— Others		87,834	80,265

		322,391	320,047

Non-controlling interests		762	708

Total equity		323,153	320,755

	Note	30 June 2020	31 December 2019
LIABILITIES
Non-current liabilities
Long-term bank loans	25	2,720	2,869
Promissory notes	26	1,019	998
Corporate bonds	27	2,001	2,998
Lease liabilities		19,026	21,535
Deferred income tax liabilities	12	87	87
Deferred revenue		5,371	4,851
Amounts due to related parties		3,042	3,042
Other obligations		122	174

		33,388	36,554

Current liabilities
Short-term bank loans	28	1,271	5,564
Commercial papers	29	9,131	8,995
Current portion of long-term bank loans	25	433	437
Current portion of corporate bonds	27	1,002	—
Lease liabilities		11,750	10,790
Accounts payable and accrued liabilities	30	122,914	117,525
Bills payable		6,654	4,039
Taxes payable		2,755	1,534
Amounts due to ultimate holding company	35	2,271	1,779
Amounts due to related parties	35	11,510	7,851
Amounts due to domestic carriers		2,424	2,174
Dividend payable	24	2	920
Current portion of other obligations		2,571	2,604
Contract liabilities		37,167	40,648
Advances from customers		338	330

		212,193	205,190

Total liabilities		245,581	241,744

Total equity and liabilities		568,734	562,499

Net current liabilities		(108,682)	(121,595)

Total assets less current liabilities		356,541	357,309

The notes on pages 18 to 44 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in RMB millions)

	Attributable to equity shareholders of the Company
	Share capital	General risk reserve	Investment revaluation reserve	Statutory reserves	Other reserves	Retained profits	Total	Non- controlling interests	Total equity
Balance at 31 December 2018	254,056	474	(7,375)	29,019	(42,272)	80,020	313,922	364	314,286
Impact on initial application of IFRS/HKFRS 16	—	—	—	(107)	—	(967)	(1,074)	—	(1,074)

Balance at 1 January 2019	254,056	474	(7,375)	28,912	(42,272)	79,053	312,848	364	313,212
Total comprehensive income for the period	—	—	(66)	—	16	6,877	6,827	14	6,841
Capital contribution from non-controlling interests	—	—	—	—	205	—	205	269	474
Share of an associate’s other reserves	—	—	—	—	(50)	—	(50)	—	(50)
Dividends relating to 2018 (Note 24)	—	—	—	—	—	(4,100)	(4,100)	—	(4,100)
Capital contribution relating to share-based payment borne by A Share Company (Note 33)	—	—	—	—	310	—	310	—	310

Balance at 30 June 2019	254,056	474	(7,441)	28,912	(41,791)	81,830	316,040	647	316,687

Balance at 1 January 2020	254,056	690	(7,956)	30,185	(41,722)	84,794	320,047	708	320,755
Total comprehensive income for the period	—	—	(965)	—	55	7,569	6,659	29	6,688
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	25	25
Share of an associate’s other reserves	—	—	—	—	(7)	—	(7)	—	(7)
Dividends relating to 2019 (Note 24)	—	—	—	—	—	(4,529)	(4,529)	—	(4,529)
Capital contribution relating to share-based payment borne by A Share Company (Note 33)	—	—	—	—	221	—	221	—	221

Balance at 30 June 2020	254,056	690	(8,921)	30,185	(41,453)	87,834	322,391	762	323,153

The notes on pages 18 to 44 are an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts in RMB millions)

	Six months ended 30 June
	2020	2019
Cash flows from operating activities
Cash generated from operations	48,267	42,647
Income tax paid	(518)	(292)

Net cash inflow from operating activities	47,749	42,355

Cash flows from investing activities
Purchase of property, plant and equipment and right-of-use assets	(25,356)	(23,773)
Other cash flows arising from investing activities	(19,822)	(3,282)

Net cash outflow from investing activities	(45,178)	(27,055)

Cash flows from financing activities
Capital element of lease rentals paid	(5,159)	(4,614)
Dividend paid to equity shareholder of the Company	(5,447)	(4,100)
Other cash flows arising from financing activities	(566)	(9,146)

Net cash outflow from financing activities	(11,172)	(17,860)

Net decrease in cash and cash equivalents	(8,601)	(2,560)
Cash and cash equivalents, beginning of period	34,945	30,060
Effect of changes in foreign exchange rate	15	4

Cash and cash equivalents, end of period	26,359	27,504

The notes on pages 18 to 44 are an integral part of this unaudited condensed consolidated interim financial information.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (hereinafter referred to as “A Share Company”), a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002.

The directors of the Company consider Unicom BVI and China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”) as the immediately holding company and ultimate holding company, respectively.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2020 has been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and International Accounting Standard (“IAS”) 34, “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2020 has not been audited, but has been reviewed by the Company’s Audit Committee. It has also been reviewed by the Company’s auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the HKICPA.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2019. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2019 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2020.

The financial information relating to the year ended 31 December 2019 that is included in this interim financial information of 2020 as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2019 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

2.	BASIS OF PREPARATION (Continued)

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

(a)	Going Concern Assumption

As at 30 June 2020, current liabilities of the Group exceeded current assets by approximately RMB108.7 billion (31 December 2019: approximately RMB121.6 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•

Approximately RMB404.9 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB391.4 billion was unutilised as at 30 June 2020; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments, expected capital expenditure and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2020 have been prepared on a going concern basis.

3.	CHANGES IN ACCOUNTING POLICIES

The IASB and HKICPA have issued the following amendments to International Financial Reporting Standards (“IFRSs”)/Hong Kong Financial Reporting Standards (“HKFRSs”) and IASs/HKASs that are first effective for the current accounting period of the Group:

•	Amendments to IFRS/HKFRS 3, “Definition of a business”

•	Amendments to IFRS/HKFRS 9, IAS/HKAS 39 and IFRS/HKFRS 7, “Interest Rate Benchmark Reform”

•	Amendments to IAS/HKAS 1 and IAS/HKAS 8, “Definition of Material”

None of these amendments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial information. The Group has not early adopted any new standard or interpretation that is not yet effective for the current accounting period. In particular, the Group does not intend to take advantage of the practice expedient available under the amendments to IFRS/HKFRS 16, “Covid-19-Related Rent Concessions” on lease modifications.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the “CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	REVENUE

Revenue from telecommunications services are subject to Value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The Ministry of Finance, the State Administration of Taxation (“SAT”) and General Administration of Customs of the PRC jointly issued a notice dated 20 March 2019 which stipulates downward adjustments of VAT rate for basic telecommunications services from 10% to 9% and VAT rate for sales of telecommunications products from 16% to 13% from 1 April 2019. The VAT rate for value-added telecommunications services remains at 6%. Basic telecommunications services include business activities for the provision of voice services, and transmission lines usage and associated services etc. Value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

Disaggregation of revenue from customers by major services and products:

	Six months ended 30 June
	2020	2019
Voice usage and monthly fees	11,441	13,926
Broadband and mobile data services	75,355	72,780
Data and internet application services	25,410	18,785
Other value-added services	10,111	11,418
Interconnection fees	5,808	6,453
Transmission lines usage and associated services	8,141	7,870
Other services	2,069	1,725

Total service revenue	138,335	132,957
Sales of telecommunications products	12,062	11,997

Total	150,397	144,954
Include: Revenue from contracts with customers within the scope of IFRS/HKFRS 15, “Revenue from Contracts with Customers”	149,896	144,384
Revenue from other sources	501	570

6.	NETWORK, OPERATION AND SUPPORT EXPENSES

		Six months ended 30 June
	Note	2020	2019

Repairs and maintenance		4,744	4,627
Power and water charges		6,174	6,071
Charges for use of network, premises, equipment and facilities	(i)	4,808	4,002
Charges for use of tower assets	(ii)	5,452	5,106
Others		1,042	994
		22,220	20,800

(i)

During the six months ended 30 June 2020, charges for use of network, premises, equipment and facilities mainly included the non-lease components charges and charges relating to short-term leases, leases of low-value assets and variable lease payments which are recorded in profit or loss as incurred.

(ii)

During the six months ended 30 June 2020, charges for use of tower assets included the non-lease components charges (maintenance service, certain ancillary facilities usage and other related support services charges) and variable lease payments which are recorded in profit or loss as incurred.

7.	EMPLOYEE BENEFIT EXPENSES

		Six months ended 30 June
	Note	2020	2019
Salaries and wages		22,116	18,990
Contributions to defined contribution pension schemes		2,537	3,207
Contributions to medical insurance		937	1,135
Contributions to housing fund		1,685	1,543
Other housing benefits		7	7
Share-based compensation	33	221	310

		27,503	25,192

8.	COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	Six months ended 30 June
	2020	2019
Handsets and other telecommunications products	11,501	12,317
Others	102	74

	11,603	12,391

9.	OTHER OPERATING EXPENSES

	Six months ended 30 June
	2020	2019
Credit loss allowance and write-down of inventories	2,972	2,296
Commission and other service expenses	10,330	12,057
Advertising and promotion expenses	1,013	1,180
Internet access terminal maintenance expenses	1,427	1,552
Customer retention costs	1,428	1,814
Property management fee	1,066	1,044
Office and administrative expenses	423	673
Transportation expense	638	691
Miscellaneous taxes and fees	670	618
Service technical support expenses	11,009	6,683
Repairs and maintenance expenses	242	289
Loss/(Profit) on disposal of property, plant and equipment	1,279	(151)
Others	2,028	2,538

	34,525	31,284

10.	FINANCE COSTS

	Six months ended 30 June
	2020	2019
Finance costs:
— Interest on bank loans repayable within 5 years	70	302
— Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years	170	258
— Interest on lease liabilities	618	694
— Interest on related party loans repayable within 5 years	66	66
— Interest on bank loans repayable over 5 years	20	22
— Less: Amount capitalised in Construction-in-progress (“CIP”)	(122)	(202)

Total interest expense	822	1,140
— Net exchange (gain)/loss	(9)	20
— Others	46	20

	859	1,180

11.	OTHER INCOME — NET

	Six months ended 30 June
	2020	2019
Dividend income from financial assets at fair value through other comprehensive income (“FVOCI”)	98	98
Government grants	155	157
Others	531	288

	784	543

12.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2019: 16.5%) on the estimated assessable profits for the six months ended 30 June 2020. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2020 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2019: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (for the six months ended 30 June 2019: 15%).

	Six months ended 30 June
	2020	2019
Provision for income tax on estimated taxable profits for the period
— Hong Kong	40	29
— Mainland China and other countries	2,290	671
Under/(Over)-provision in respect of prior years	15	(27)

	2,345	673
Deferred taxation	(207)	1,176

Income tax expenses	2,138	1,849

12.	TAXATION (Continued)

Reconciliation between actual income tax expense and accounting profit at PRC statutory tax rate:

		Six months ended 30 June
	Note	2020	2019
Profit before taxation		9,736	8,740

Expected income tax expense at PRC statutory tax rate of 25%		2,434	2,185
Impact of different tax rate outside Mainland China		(20)	(15)
Tax effect of preferential tax rate	(i)	(127)	(60)
Additional deduction for qualified research and development costs	(i)	(128)	(79)
Tax effect of non-deductible expenses		168	177
Tax effect of non-taxable income from share of net profit of joint ventures		(65)	(82)
Tax effect of non-taxable income from share of net profit of associates	(ii)	(149)	(140)
Under/(Over)-provision in respect of prior years		15	(27)
Tax effect of unused tax losses not recognised, net of utilisation	(iii)	10	(44)
Others		—	(66)

Actual tax expense		2,138	1,849

(i)

According to the PRC enterprise income tax law and its relevant regulations, entities that are qualified as High and New Technology Enterprise under the tax law are entitled to a preferential income tax rate of 15% (for the six months ended 30 June 2019: 15%). Certain subsidiaries of the Group obtained the approval of High and New Technology Enterprise and were entitled to a preferential income tax rate of 15% (for the six months ended 30 June 2019: 15%), and certain research and development costs of the Group’s PRC subsidiaries are qualified for 75% (for the six months ended 30 June 2019: 75%) additional deduction for tax purpose.

(ii)

Adjustment to investment in associates represents the tax effect on share of net profit of associates, net of reversal of deferred tax assets on unrealised profit from transactions with China Tower Corporation Limited (“Tower Company”).

(iii)

As at 30 June 2020, the Group did not recognise deferred tax assets of approximately RMB259 million (31 December 2019: approximately RMB249 million) in respect of tax losses amounting to approximately RMB1,036 million (31 December 2019: approximately RMB997 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilised. The tax losses can be carried forward for five years from the year incurred and hence will be expired by the year of 2025.

As at 30 June 2020, the Group did not recognise deferred tax assets of RMB2,323 million (31 December 2019: RMB2,085 million) in respect of changes in fair value on financial assets through other comprehensive income, since it is not probable that the related tax benefit will be realised.

12.	TAXATION (Continued)

The movement of the net deferred tax assets/(liabilities) is as follows:

	Six months ended 30 June
	2020	2019
Net deferred tax assets after offsetting:
Balance at 31 December 2019/31 December 2018	1,226	3,401
— Impact on initial application of IFRS/HKFRS 16, “Leases” (“IFRS/HKFRS 16”)	—	271

Balance at 1 January 2020/1 January 2019	1,226	3,672
— Deferred tax credited/(charged) to the statement of income	207	(1,175)
— Deferred tax credited/(charged) to other comprehensive income	3	(2)

Balance at 30 June 2020/30 June 2019	1,436	2,495

Net deferred tax liabilities after offsetting:
Balance at 31 December 2019/31 December 2018	(87)	(111)
— Deferred tax charged to the statement of income	—	(1)

Balance at 30 June 2020/30 June 2019	(87)	(112)

13.	EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2020 and 2019 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2020 and 2019 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. No dilutive potential ordinary shares existed for the six months ended 30 June 2020 and 2019.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2020	2019
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share	7,569	6,877

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	30,598	30,598

Basic/Diluted earnings per share (in RMB)	0.25	0.22

14.	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the six months ended 30 June 2020 and 2019 are as follows:

	Six months ended 30 June 2020

	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of period	75,160	833,423	20,092	3,728	54,261	986,664
Additions	24	261	93	141	24,994	25,513
Transfer from CIP	380	25,348	420	63	(26,211)	—
Transfer to other assets	—	—	—	—	(1,595)	(1,595)
Disposals	(69)	(39,072)	(247)	(216)	—	(39,604)

End of period	75,495	819,960	20,358	3,716	51,449	970,978

Accumulated depreciation and impairment:
Beginning of period	(36,840)	(563,735)	(15,658)	(2,919)	(111)	(619,263)
Charge for the period	(1,349)	(29,548)	(601)	(205)	—	(31,703)
Disposals	50	37,204	232	215	—	37,701

End of period	(38,139)	(556,079)	(16,027)	(2,909)	(111)	(613,265)

Net book value:
End of period	37,356	263,881	4,331	807	51,338	357,713

Beginning of period	38,320	269,688	4,434	809	54,150	367,401

14.	PROPERTY, PLANT AND EQUIPMENT (Continued)

The movements of property, plant and equipment for the six months ended 30 June 2020 and 2019 are as follows: (Continued)

	Six months ended 30 June 2019
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
At 31 December 2018	73,876	846,385	20,080	3,916	42,306	986,563
Impact on initial application of IFRS/HKFRS 16	—	(461)	—	—	—	(461)

At 1 January 2019	73,876	845,924	20,080	3,916	42,306	986,102
Additions	27	112	107	43	21,709	21,998
Transfer from CIP	288	12,264	243	95	(12,890)	—
Transfer to other assets	—	—	—	—	(2,062)	(2,062)
Disposals	(19)	(3,229)	(251)	(53)	—	(3,552)

End of period	74,172	855,071	20,179	4,001	49,063	1,002,486

Accumulated depreciation and impairment:
At 31 December 2018	(34,222)	(549,211)	(15,559)	(2,978)	(118)	(602,088)
Impact on initial application of IFRS/HKFRS 16	—	118	—	—	—	118

At 1 January 2019	(34,222)	(549,093)	(15,559)	(2,978)	(118)	(601,970)
Charge for the period	(1,390)	(30,398)	(626)	(205)	—	(32,619)
Disposals	16	2,957	224	51	—	3,248

End of period	(35,596)	(576,534)	(15,961)	(3,132)	(118)	(631,341)

Net book value:
End of period	38,576	278,537	4,218	869	48,945	371,145

At 1 January 2019	39,654	296,831	4,521	938	42,188	384,132

At 31 December 2018	39,654	297,174	4,521	938	42,188	384,475

15.	RIGHT-OF-USE ASSETS

During the six months ended 30 June 2020, the Group entered into a number of lease agreements for use of buildings, telecommunications equipment and land use rights, and therefore recognised the additions to right-of-use assets of RMB3,644 million (for the six months ended 30 June 2019: RMB2,736 million).

16.	FINANCIAL ASSETS MEASURED AT FAIR VALUE

	Note	30 June 2020	31 December 2019
Non-current portion:
Equity securities designated at FVOCI (non-recycling)	(i)	2,357	3,323
Financial assets at fair value through profit and loss	(ii)	558	568
Others		156	—

		3,071	3,891

Current portion:
Financial assets at fair value through profit and loss	(ii)	2,916	202

		2,916	202

		5,987	4,093

(i)	Equity securities designated at FVOCI (non-recycling):

	Note	30 June 2020	31 December 2019
Listed in the PRC		130	143
Listed outside the PRC	31	2,171	3,125
Unlisted		56	55

		2,357	3,323

(ii)	Financial assets classified as fair value through profit and loss (“FVPL”) represent certain equity investments, short-term investments in monetary funds and wealth management products.

17.	SHORT-TERM BANK DEPOSITS, RESTRICTED DEPOSITS AND OTHER FINANCIAL ASSETS MEASURED AT AMORTISED COSTS

	Note	30 June 2020	31 December 2019
Short-term bank deposits		8,100	—
Restricted deposits		3,110	3,716
Other financial assets measured at amortised costs	(i)	5,375	—

		16,585	3,716

(i)

Other financial assets measured at amortised costs represent certain wealth management products, which are held for the collection of contractual cash flows which represent solely payments of principal and interest.

18.	OTHER ASSETS

	Note	30 June 2020	31 December 2019
Intangible assets		10,756	11,324
Prepaid services charges for transmission lines and electricity cables and other services		869	995
VAT recoverable	(i)	291	216
Others		1,603	1,273

		13,519	13,808

(i)

VAT recoverable includes input VAT and prepaid VAT which will likely be deducted beyond one year. VAT recoverable which will be deducted within one year are included in “Prepayments and other current assets”. See Note 21(i).

19.	INVENTORIES AND CONSUMABLES

	30 June 2020	31 December 2019
Handsets and other telecommunications products	2,368	2,027
Consumables	12	16
Others	385	316

	2,765	2,359

20.	ACCOUNTS RECEIVABLE

	30 June 2020	31 December 2019
Accounts receivable	35,376	24,601
Less: Credit loss allowance	(9,995)	(7,368)

	25,381	17,233

The aging analysis of accounts receivable, based on the billing date and net of credit loss allowance, is as follows:

	30 June 2020	31 December 2019
Within one month	12,854	9,472
More than one month to three months	4,734	2,545
More than three months to one year	6,033	3,881
More than one year	1,760	1,335

	25,381	17,233

The normal credit period granted by the Group to individual subscribers and general corporate customers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

21.	PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of credit loss allowance, are as follows:

	Note	30 June 2020	31 December 2019
Prepaid services charges for transmission lines and electricity cables and other services		2,688	2,053
Prepaid power and water charges		583	648
Deposits and prepayments		2,589	2,068
VAT recoverable	(i)	4,932	5,286
Prepaid enterprise income tax		26	329
Others		2,942	2,072

		13,760	12,456

(i)	VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

Prepayments and other current assets are expected to be recovered or recognised as expenses within one year. As at 30 June 2020, there was no significant impairment for the prepayments and other current assets.

22.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

23.	SHARE CAPITAL

Issued and fully paid:	Number of shares millions	Share capital
At 1 January 2019, at 31 December 2019 and at 30 June 2020	30,598	254,056

24.	DIVIDENDS

At the annual general meeting held on 25 May 2020, the shareholders of the Company approved the payment of a final dividend of RMB0.148 per ordinary share for the year ended 31 December 2019 totaling approximately RMB4,529 million (for the year ended 31 December 2018: final dividend of RMB0.134 per ordinary share, totaling approximately RMB4,100 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2020.

Among the dividend payable of approximately RMB2 million was due to Unicom BVI as at 30 June 2020.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2020 and 31 December 2019, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s unaudited condensed consolidated financial information for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE shareholders (including Hong Kong Securities Clearing Company Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

25.	LONG-TERM BANK LOANS

	Interest rates and final maturity	30 June 2020	31 December 2019
RMB denominated bank loans	Fixed interest rates ranging from 1.08% to 1.20% (31 December 2019: 1.08% to 1.20%) per annum with maturity through 2036 (31 December 2019: maturity through 2036)	2,896	3,032
USD denominated bank loans	Fixed interest rates ranging from Nil to 1.55% (31 December 2019: Nil to 1.55%) per annum with maturity through 2039 (31 December 2019: maturity through 2039)	222	232
Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (31 December 2019: 1.10% to 2.50%) per annum with maturity through 2034 (31 December 2019: maturity through 2034)	35	42

Sub-total		3,153	3,306
Less: Current portion		(433)	(437)

		2,720	2,869

As at 30 June 2020, long-term bank loans of approximately RMB56 million (31 December 2019: approximately RMB61 million) were guaranteed by third parties.

25.	LONG-TERM BANK LOANS (Continued)

The repayment schedule of the long-term bank loans is as follows:

	30 June 2020	31 December 2019
Balances due:
— no later than one year	433	437
— later than one year and no later than two years	424	413
— later than two years and no later than five years	1,142	1,183
— later than five years	1,154	1,273

	3,153	3,306
Less: Portion classified as current liabilities	(433)	(437)

	2,720	2,869

26.	PROMISSORY NOTES

On 18 November 2019, China United Network Communications Corporation Limited (“CUCL”) issued tranche one of 2019 promissory notes in an amount of RMB1 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.39% per annum.

27.	CORPORATE BONDS

On 7 June 2016, the Group issued RMB1 billion 5-year corporate bond, bearing interest at 3.43% per annum.

On 19 June 2019, the Group issued RMB2 billion 3-year corporate bonds, bearing interest at 3.67% per annum.

28.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	30 June 2020	31 December 2019
RMB denominated bank loans	Fixed interest rates ranging from 1.85% to 3.57% (31 December 2019: 2.15% to 3.92%) per annum with maturity through 2021 (31 December 2019: maturity through 2020)	1,271	5,564

29.	COMMERCIAL PAPERS

On 25 October 2019, CUCL issued tranche one of 2019 super short term commercial papers in an amount of RMB5 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.24% per annum.

On 15 November 2019, CUCL issued tranche two of 2019 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.20% per annum.

30.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	30 June 2020	31 December 2019
Payables to contractors and equipment suppliers	59,573	63,390
Payables to telecommunications products suppliers	5,249	5,096
Customer/contractor deposits	5,618	5,771
Repair and maintenance expense payables	7,594	6,526
Salary and welfare payables	12,373	7,249
Interest payable	—	101
Amounts due to service providers/content providers	2,614	2,591
VAT received from customer in advance	2,676	3,052
Accrued expenses	18,028	16,486
Others	9,189	7,263

	122,914	117,525

The aging analysis of accounts payable and accrued liabilities is based on the invoice date as follows:

	30 June 2020	31 December 2019
Less than six months	107,114	101,324
Six months to one year	9,124	9,250
More than one year	6,676	6,951

	122,914	117,525

31.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA S.A. (“TELEFÓNICA”) IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million.

As at 30 June 2020, the related financial assets at FVOCI amounted to approximately RMB2,171 million (31 December 2019: approximately RMB3,125 million). For the six months ended 30 June 2020, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB954 million (for the six months ended 30 June 2019: decrease of approximately RMB74 million), has been recorded in the unaudited condensed consolidated interim statement of comprehensive income.

32.	EQUITY-SETTLED SHARE OPTION SCHEMES

On 16 April 2014, the Company adopted a share option scheme (“the 2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. No share options had been granted since adoption of the 2014 Share Option Scheme.

No options outstanding as at 30 June 2020 and 2019.

33.	RESTRICTED A-SHARE INCENTIVE SCHEME

Pursuant to the share incentive scheme (Phase I) of A Share Company (“the Restricted A-Share Incentive Scheme”), not more than 848 million restricted shares of A Share Company (“Restricted Shares”) were approved for granting to the core employees of the Group, the first batch granted Restricted Shares of 793,861,000 and second batch granted Restricted Shares of 13,156,000 were subscribed by them (“the Participants”, including certain core employees of the Company’s subsidiaries) on 21 March 2018 and 1 February 2019 (“the Grant Dates”), respectively with a subscription price of RMB3.79 per share. The fair value of the Restricted Shares granted under the respective Grant Dates is RMB2.34 and RMB1.57 per share, respectively, as determined based on the difference between the market price of A Share Company of RMB6.13 per share and RMB5.36 per share at the respective Grant Dates, and the subscription price of RMB3.79 per share.

The Restricted Shares are subject to various lock-up periods (the “Lock-Up Period”) of approximately 2 years, 3 years and 4 years, respectively, immediately from the Grant Dates. During the Lock-Up Period, these shares are not transferrable, nor subject to any guarantee or indemnity. The Restricted Shares shall be unlocked (or repurchased and cancelled by the A Share Company) separately in three tranches in proportion of 40%, 30% and 30% of the total number of the Restricted Shares granted upon the expiry of each of the Lock-Up Period.

Subject to fulfilment of all service and performance conditions under the Restricted A-Share Incentive Scheme which include the achievement of certain revenue and profit targets of the A Share Company, the Participants’ individual performance appraisal, etc. (collectively referred to as “vesting conditions”), the restriction over the Restricted Shares will be removed after the expiry of the corresponding Lock-Up Period for each tranche and the Participants will be fully entitled to these incentive shares. If the vesting conditions are not fulfilled and hence the Restricted Shares cannot be unlocked, the A Share Company shall repurchase the Restricted Shares based on the respective subscription price from the Participants.

Pursuant to the Restricted A-Share Incentive Scheme, the first Lock-Up Period of approximately 2 years has expired in April 2020. With the achievement of the required revenue, profit targets, etc. of the A Share Company for the financial year 2018, together with the appraisal of the Participants’ individual performance, Restricted Shares of 303,314,400 were approved for unlocking after Lock-Up Period by the Board of Directors of A Share Company.

For the six months ended 30 June 2020, Restricted Shares of 8,198,000 were forfeited and repurchased (for the six months ended 30 June 2019: Nil).

For the six months ended 30 June 2020, the Group recognised share-based payment expenses and other reserve of RMB221 million during the period under the Restricted A-Share Incentive Scheme (for the six month ended 30 June 2019: RMB310 million).

34.	FAIR VALUE ESTIMATION

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, restricted deposits and other financial assets measured at amortised costs, accounts receivable, prepayments and other current assets, contract assets, amounts due from ultimate holding company, related parties and domestic carriers, financial assets measured at fair value. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(a)	Financial assets measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 valuations: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 valuations: observable inputs which fail to meet level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available.

•	Level 3 valuations: fair value measured using significant unobservable inputs.

The following table presents the Group’s assets that are measured at fair value at 30 June 2020:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement
Equity securities designated at FVOCI (non-recycling)	2,301	—	56	2,357
Financial assets at FVPL	816	2,100	558	3,474
Others	156	—	—	156

Total	3,273	2,100	614	5,987

The following table presents the Group’s assets that are measured at fair value at 31 December 2019:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Equity securities designated at FVOCI (non-recycling)	3,268	—	55	3,323
Financial assets at FVPL	151	51	568	770

Total	3,419	51	623	4,093

34.	FAIR VALUE ESTIMATION (Continued)

(a)	Financial assets measured at fair value (Continued)

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as financial assets at FVOCI.

During the six months ended 30 June 2020 and 2019, there was no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

(b)	Fair value of financial liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortised cost are not materially different from their fair values as at 30 June 2020 and 31 December 2019. Their carrying amounts, fair value and the level of fair value hierarchy are disclosed below:

	Carrying amounts as at 30 June 2020	Fair value as at 30 June 2020	Fair value measurements as at 30 June 2020 categorised into			Carrying amounts as at 31 December 2019	Fair value as at 31 December 2019
			Level 1	Level 2	Level 3
Non-current portion of long-term bank loans	2,720	2,738	—	2,738	—	2,869	2,849
Non-current portion of promissory notes	1,019	1,030	1,030	—	—	998	1,010
Non-current portion of corporate bonds	2,001	2,030	2,030	—	—	2,998	3,081

The fair value of the non-current portion of long-term bank loans is based on the expected cash flows of principal and interests payment discounted at market rates ranging from 0.77% to 4.25% (31 December 2019: 0.70% to 4.41%) per annum.

Besides, the carrying amounts of the Group’s other financial assets and liabilities carried at amortised cost approximated their fair values as at 30 June 2020 and 31 December 2019 due to the nature or short maturity of those instruments.

35.	MATERIAL RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) purchasing of goods, including use of public utilities; and 3) placing of bank deposits and borrowing money. The Group’s telecommunications network depends, in large part, on interconnection with the network and on transmission lines provided by other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements. Amounts due from domestic carriers are all derived from contracts with customers.

Management believes that meaningful information relating to related party transactions has been disclosed below.

35.1	Connected transactions with Unicom Group and its subsidiaries

(a)	Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

			Six months ended 30 June
	Note		2020	2019
Transactions with Unicom Group and its subsidiaries:
Charges for value-added telecommunications services	(i	)	55	26
Rental charges for short-term property leasing and related services charges	(i	)	492	504
Charges for short-term lease of telecommunications resources and related services	(i	)	133	143
Charges for engineering design and construction services	(i	)	539	741
Charges for shared services	(i	)	39	38
Charges for materials procurement services	(i	)	9	15
Charges for ancillary telecommunications services	(i	)	1,371	1,184
Charges for comprehensive support services	(i	)	404	563
Income from comprehensive support services	(i	)	35	50
Lending by Finance Company to Unicom Group	(i	)	14,100	7,830
Repayment of loans by Unicom Group to Finance Company	(i	)	11,304	5,834
Interest income from lending services	(i	)	191	177

35.	MATERIAL RELATED PARTY TRANSACTIONS (Continued)

35.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(i)

On 25 November 2016, CUCL entered into the agreement, “2017–2019 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. “2017–2019 Comprehensive Services Agreement” has a term of three years commencing on 1 January 2017 and expired on 31 December 2019.

On 21 October 2019, CUCL and Unicom Group entered into the “2020–2022 Comprehensive Services Agreement”. The services are existing continuing connected transactions and their respective terms are substantially the same as those set out in the “2017–2019 Comprehensive Services Agreement”, and the service fees payable shall be calculated on the same basis as under previous agreement. Annual caps for those transactions have not been changed under the new agreement as compared to the year ended 31 December 2019.

(b)	Amounts due from and to Unicom Group and its subsidiaries

Amount due from Unicom Group as at 30 June 2020 included loans from Finance Company to Unicom Group of RMB10,500 million in total with respective floating interest rate agreed at 90% to 110% of the benchmark interest rate published by the People’s Bank of China (“PBOC”) for the same class of loans (31 December 2019: RMB7,704 million with floating interest rate at 90% to 110% of the benchmark interest rate published by the PBOC).

Apart from the above and as disclosed in Note 35.3 below, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

35.2	Related party transactions with Tower Company

(a)	Related Party transactions

(i)	Sale of Tower Assets to Tower Company

On 14 October 2015, CUCL and Unicom Horizon Mobile Communications Company Limited (a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement”), amongst China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”), China Telecom Corporation Limited (“China Telecom”), China Reform Holdings Corporation Limited (“CRHC”) and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom sold certain of their telecommunications towers and related assets (the “Tower Assets”) to Tower Company in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC made a cash subscription for shares of Tower Company.

The Tower Assets Disposal was completed on 31 October 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The outstanding Cash Consideration and related VAT carries interest at 3.92% per annum. The first tranche Cash Consideration, remaining Cash Consideration and related VAT of RMB3,000 million, RMB18,322 million and RMB382 million payable by Tower Company were settled in February 2016, December 2017 and June 2019, respectively.

35.	MATERIAL RELATED PARTY TRANSACTIONS (Continued)

35.2	Related party transactions with Tower Company (Continued)

(a)	Related Party transactions (Continued)

(ii)	Lease of the Tower Assets and other related services

On 8 July 2016, CUCL and Tower Company entered into a framework agreement to confirm the pricing and related arrangements in relation to the usage of certain telecommunications towers and related assets (the “Agreement”). The Agreement finalised terms including assets categories, pricing basis for usage charges, and relevant service period etc. Provincial service agreements and detailed lease confirmation for specified towers have been signed subsequently.

On 31 January 2018, after further arm-length negotiations and discussions, CUCL and Tower Company agreed on certain supplementary provisions based on the Agreement dated 8 July 2016, which mainly relate to a reduction in cost-plus margin of Tower Company which forms the benchmark for pricing and an increase in co-tenancy discount rates offered to the Group regarding towers under co-sharing arrangements. The new terms apply to the leased tower portfolio as confirmed by both parties are effective from 1 January 2018 for a period of five years.

In connection with the use of telecommunications towers and related assets, the minimum amount of lease payments payable by the Group under the terms of the arrangement had resulted in recognition of a lease liability with the balance of RMB20,188 million, and a right-of-use asset with the balance of RMB19,423 million as at 30 June 2020 (31 December 2019: RMB22,076 million and RMB21,269 million, respectively). For the six months ended 30 June 2020, the Group recorded depreciation of right-of-use asset of RMB3,501 million (for the six months ended 30 June 2019: RMB3,368 million), interest expense of RMB403 million (for the six months ended 30 June 2019: RMB488 million), and variable lease payments and other related service charges of RMB5,452 million (for the six months ended 30 June 2019: RMB5,106 million) in its unaudited condensed consolidated interim statement of income.

The total amounts of lease payments and service charges incurred by the Group under the Agreement with Tower Company for the six months ended 30 June 2020 were RMB9,295 million (for the six months ended 30 June 2019: RMB8,800 million). The related payable balance to Tower Company included in the balance of amounts due to related parties as at 30 June 2020 was RMB3,704 million (31 December 2019: RMB2,745 million).

(iii)	Income from engineering design and construction services

The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company. Income for the six months ended 30 June 2020 was RMB151 million (for the six months ended 30 June 2019: RMB128 million).

Except as mentioned in Note 35.2(a)(i), amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described above.

35.	MATERIAL RELATED PARTY TRANSACTIONS (Continued)

35.3	Related party transactions with Unicom Group and its subsidiaries

(a)	Related party transactions

			Six months ended 30 June
	Note		2020	2019
Transactions with Unicom Group and its subsidiaries:
Interest expenses on unsecured entrusted loan			66	65
Repayment of a loan from a related party	(i	)	—	48
Net deposits/(withdrawal) by Unicom Group and its subsidiaries with/from Finance Company	(ii	)	3,223	(223)
Interest expenses on the deposits in Finance Company	(ii	)	34	30

(i)

On 28 December 2018, the Group borrowed a loan from Unicom Group BVI of RMB48 million with a maturity period of 1 year, of which RMB46 million with a maturity period of 1 year and interest rate at 4.77% per annum and HKD2 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.11%, and was fully repaid in January 2019.

(ii)

Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries. For the deposit services, the interest rate for deposits placed by Unicom Group and its subsidiaries will be no more than the maximum interest rate promulgated by the People’s Bank of China for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

(b)	Amounts due to Unicom Group and its subsidiaries

Amount due to Unicom Group and its subsidiaries as at 30 June 2020 included a balance of deposits received by Finance Company from Unicom Group and its subsidiaries of RMB8,102 million with interest rates ranging from 0.42% to 2.75% per annum for saving and fixed deposits of different terms (31 December 2019: RMB4,879 million with interest rates ranging from 0.42% to 2.75% per annum).

Amount due to Unicom Group and its subsidiaries as at 30 June 2020 and as at 31 December 2019 also included a balance of unsecured entrusted loan from A Share Company of RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

36.	CONTINGENCIES AND COMMITMENTS

36.1	Capital commitments

As at 30 June 2020 and 31 December 2019, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	30 June 2020			31 December 2019
	Land and buildings	Equipment	Total	Total
Authorised and contracted for	3,335	25,458	28,793	23,874
Authorised but not contracted for	5,047	11,615	16,662	47,645

	8,382	37,073	45,455	71,519

36.2	Contingent liabilities

As at 30 June 2020, the Group had no material contingent liabilities and no material financial guarantees issued.

37.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current period’s presentation.

38.	APPROVAL OF FINANCIAL INFORMATION

This unaudited condensed consolidated interim financial information was approved by the Board of Directors on 12 August 2020.

INDEPENDENT

REVIEW REPORT

To the Board of Directors of China Unicom (Hong Kong) Limited

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 12 to 44 which comprises the unaudited condensed consolidated interim statement of financial position of China Unicom (Hong Kong) Limited (the “Company”) and its subsidiaries (together, the “Group”) as of 30 June 2020 and the related unaudited condensed consolidated interim statement of income, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer’s annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”) respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors are responsible for the preparation and presentation of the interim financial information in accordance with both International Accounting Standard 34 and Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial information and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information as at 30 June 2020 is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” and Hong Kong Accounting Standard 34 “Interim Financial Reporting”.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

12 August 2020

OTHER

INFORMATION

SHARE OPTION SCHEME OF THE COMPANY

Pursuant to a resolution passed at the annual general meeting held on 16 April 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The purpose of the 2014 Share Option Scheme was to recognise the contribution that certain individuals have made to the Company, to attract and retain the best available personnel and to promote the success of the Company. The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. Following the expiry of the 2014 Share Option Scheme, no further share option can be granted under the 2014 Share Option Scheme, but the provisions of the 2014 Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the 2014 Share Option Scheme.

No share options had been granted since adoption of the 2014 Share Option Scheme and up to and including 30 June 2020.

DIRECTORS’, CHIEF EXECUTIVES’ AND EMPLOYEES’ INTERESTS UNDER THE SHARE OPTION SCHEME OF THE COMPANY

During the six months ended and as at 30 June 2020, none of the Directors of the Company or chief executives or employees of the

Company had any interests under any share option scheme of the Company.

DIRECTORS’ AND CHIEF EXECUTIVES’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2020, the interests and short positions of Directors and chief executives of the Company in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Hong Kong Securities and Futures Ordinance (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”), were as follows:

Name of Director	Capacity	Ordinary Shares Held	Percentage of Issued Shares
Chung Shui Ming Timpson	Beneficial owner (Personal)	6,000	0.00%

Save as disclosed in the foregoing, as at 30 June 2020, none of the Directors or chief executives of the Company had any interests or short positions in any shares, underlying shares, or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

Furthermore, save as disclosed in the foregoing, during the six months ended 30 June 2020, none of the Directors or chief executives (including their spouses and children under the age of 18) of the Company had any interests in or was granted any right to subscribe in any shares, underlying shares, or debentures of the Company or any of its associated corporations, or had exercised any such rights.

MATERIAL INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2020, the following persons (other than disclosed under the section headed “Directors’ and Chief Executives’ Interests and Short Positions in Shares, Underlying Shares and Debentures”) had the following interests and short positions in the shares or underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of Part XV of the SFO:

		Ordinary Shares Held		Percentage of
Name of Shareholders		Directly	Indirectly	Issued Shares
(i)	China United Network Communications Group Company Limited (“Unicom Group”)[1,2]	—	24,683,896,309	80.67%
(ii)	China United Network Communications Limited (“Unicom A Share Company”)[1]	—	16,376,043,282	53.52%
(iii)	China Unicom (BVI) Limited (“Unicom BVI”)[1]	16,376,043,282	—	53.52%
(iv)	China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”)[2,3]	8,082,130,236	225,722,791	27.15%

Notes:

1.

Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

2.

Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

3.

Unicom Group BVI holds 8,082,130,236 shares (representing 26.41% of the issued shares) of the Company directly. In addition, Unicom Group BVI is also interested in 225,722,791 shares (representing 0.74% of the total issued shares) of the Company under the SFO, in which Unicom Group BVI had a pre-emptive right.

Apart from the foregoing, as at 30 June 2020, no person had any interests or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 23 to the unaudited condensed consolidated interim financial information for details of the share capital of the Company.

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2020, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

CHANGES OF DIRECTORS’ INFORMATION

Changes in Directors’ major offices since the publication of the Company’s 2019 annual report are set out below:

•	Mr. Cesareo Alierta Izuel retired as a Non-executive Director of the Company.

•	Mr. Chung Shui Ming Timpson no longer served as an Independent Non-executive Director of Jinmao Hotel and Jinmao (China) Hotel Investments and Management Limited.

Save as stated above, no other information on the Directors of the Company is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors are available on the website of the Company (www.chinaunicom.com.hk).

USE OF PROCEEDS FROM ISSUE OF NEW SHARES

As part of the mixed ownership reform plan, on 22 August 2017, the Company and Unicom BVI entered into a share subscription agreement. The completion of allotment and issuance of the subscription shares took place on 28 November 2017. 6,651,043,262 new ordinary shares of the Company have been issued for a cash consideration of HKD13.24 per share to Unicom BVI and the gross proceeds amounted to HKD88,059.81 million (equivalent to approximately RMB74,953.87 million) and the net issue price amounted to HKD13.24 each. The closing price was HKD12.04 per share as quoted on the Hong Kong Stock Exchange as at the date of the share subscription agreement. Details of such issue have been disclosed in the circular dated 28 August 2017.

As disclosed in the circular in relation to the subscription of new shares by Unicom BVI issued by the Company on 28 August 2017, the use of proceed was intended to be utilised for the following purposes:

(a)

approximately HKD46,777.96 million (equivalent to approximately RMB39,816 million) for upgrading the 4G network capabilities of the Company, which involves the upgrading of the transmission capacity of existing nationwide 4G network, construction of new 4G stations, improving the interoperation with 5G network and construction of transmission network in connection with the interoperation;

(b)

approximately HKD23,011.85 million (equivalent to approximately RMB19,587 million) for technology validation and enablement and launch of trial programs in relation to the 5G network, which involve research, development and validation of 5G network related technologies, construction of 5G trial stations and establishment of basic 5G network capability;

(c)

approximately HKD2,728.01 million (equivalent to approximately RMB2,322 million) for developing innovative businesses, which involves the establishment of specialised teams and business platforms to back up the development of cloud computing, Big Data, the Internet of Things, industrial Internet, payment finance, video and other businesses; and

(d)	approximately HKD15,538.98 million (equivalent to approximately RMB13,226 million) for the repayment of the outstanding principal amount of loans obtained from the banks.

The actual use of proceeds of the Company was consistent with the plan disclosed in the circular dated 28 August 2017. Up to 30 June 2020, RMB65,850 million of the proceeds has been utilised for the following purposes:

					(Unit: RMB, million)
Intended use of proceeds as set out in the circular	Intended amounts to be utilised as set out in the circular	Amounts not yet utilised as at 31 December 2019	Actual amounts utilised for the period of 1 January to 30 June 2020	Actualamounts utilised up to 30 June 2020	Amounts not yet utilised as at 30 June 2020 (Note)
Upgrading the 4G network capabilities	39,816	—	—	39,816	—
Technology validation and enablement and launch of trial programs in relation to the 5G network	19,587	16,950	8,316	10,953	8,634
Developing innovative businesses	2,322	672	205	1,855	467
Repayment of the principal amount of loans	13,226	—	—	13,226	—

Note:

As at 30 June 2020, approximately RMB9,101 million of the proceeds from issuance remains unused, which was temporarily used to supplement the Company’s working capital. The Company aims to utilise the remaining proceeds according to the use of proceeds disclosed in the circular and the actual development plan of projects within the coming two years.

AUDIT COMMITTEE

The Audit Committee, together with the management and the auditor of the Company, KPMG, have reviewed the accounting principles and practices adopted by the Group, and discussed internal control and financial reporting matters, including the review of interim financial information for the six months ended 30 June 2020.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Board is committed to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. The Company has complied with the code provisions in the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the six months ended 30 June 2020 except the following:

The roles and responsibilities of the Chairman and the Chief Executive Officer of the Company were performed by the same individual for the six months ended 30 June 2020. The Company considers that, as all major decisions are made by the Board and relevant Board Committees after discussion, through supervision by the Board and the independent non-executive Directors together with effective internal control mechanism, the Company has achieved a balance of power and authority. In addition, the same individual performing the roles of the Chairman and the Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution, effectively capturing business opportunities.

The Directors of the Company (including non-executive Directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the six months ended 30 June 2020.

COMPLIANCE WITH APPENDIX 16 OF THE LISTING RULES

According to paragraph 40 of Appendix 16 of the Listing Rules, save as disclosed herein, the Company confirmed that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2019 annual report.

中國聯合網絡通信（香港）股份有限公司
CHINA UNICOM (HONG KONG) LIMITED

香港皇后大道中 99 號中環中心 75 樓
75th Floor, The Center, 99 Queen's Road Central, Hong Kong
電話 Tel (852) 2126 2018　　傳真 Fax (852) 2126 2016

www.chinaunicom.com.hk

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